VIA EDGAR

May 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman
Claire Erlanger

Re:	Topgolf Callaway Brands Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 29, 2024 Form 8-K furnished February 13, 2024
File No. 001-10962

Dear Mr. Eastman and Ms. Erlanger:

This letter is in response to the comment letter, dated May 1, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filings for Topgolf Callaway Brands Corp. (the “Company”). Set forth below are the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of Operations

Net Income, Diluted Earnings Per Share and Reconciliation of Non-GAAP Measures, page 58

1.

We note your adjustment of $12.7 million in total charges related to the impairment and abandonment of the Shankstars media game in the Topgolf segment to arrive at December 31, 2023 non-GAAP net income. Please tell us more about the nature of this asset and why it was impaired. As exiting product lines appear to be part of the normal course of operating a business, also please tell us why these adjustments are consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. For the reasons discussed below, the Company believes the adjustment of $12.7 million in total charges related to the impairment and abandonment of the Shankstars media game is appropriate considering the Company’s particular facts and circumstances, and that such adjustments do not result in non-GAAP financial measures that are misleading.

The Shankstars media game was a mobile game in which users participated in imaginative golf gameplay using their mobile phones. The game launched in October 2022 and was available as a download within mobile phone app stores. During the fourth quarter of 2023, the Company decided to exit the business of developing new mobile gaming applications and abandon and retire the Shankstars game. The game was made unavailable for download on December 21, 2023, and was no longer available to be played beginning February 21, 2024. No revenue from the game was recognized after December 31, 2023. In connection with these actions, the Company recognized impairment charges of $11.7 million and employee costs and other miscellaneous charges of $1.0 million associated with abandoning the game. The Company expects to recognize a final impairment charge related to these actions of approximately $4.0 million during the second quarter ending June 30, 2024. The impaired assets primarily represent capitalized costs for employee salaries related to the development and enhancement of the game. The Company expects to include these final non-cash impairment charges as an adjustment to its non-GAAP net income consistent with its treatment of the $12.7 million charges discussed above.

When making adjustments to arrive at non-GAAP financial measures, the Company carefully considers the nature and appropriateness of excluding the impact of any non-recurring or non-routine items in the Company’s calculation of non-GAAP financial measures, consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”). When determining the appropriateness of excluding the impact of the impairment charges, the Company considered various factors, including the nature of the adjustment and how the game relates to the Company’s operations, revenue generating activities and business strategy, amongst others, as prescribed by Question 100.01. During its assessment, the Company determined that these

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impairment charges represent a non-cash, non-recurring adjustment which is infrequent in nature and related to an asset which is not considered to be representative of the core business strategy or core revenue generating activities and/or operations of the Company, or more specifically, of the Company’s Topgolf operating segment, which is the segment where the charges were recognized. As described in the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2024, the Topgolf operating segment is primarily comprised of Company-operated Topgolf venues, which represent over 95% of the Topgolf operating segment’s revenue, and are the core business line and primary strategic focus of the Topgolf operating segment. The Company respectfully advises the Staff that although the Company does perform other developmental activities related to gameplay or digital games for use at the Company’s Topgolf venues, the Shankstars game was the Company’s first and only attempt to develop a new mobile media game. The nature and availability of the other games which the Company internally develops are restricted to use by players within or while at the Topgolf venues, and the primary focus of these games is strictly to support the revenue generating activities of the venues. Additionally, the Company does not currently plan to develop any further new mobile gaming applications in the future which are similar to the nature of the Shankstars game, and as such, costs related to developers who were directly associated with the development and maintenance of the game were included as part of the Company’s Restructuring (as defined below). For these reasons, the Company does not consider the non-cash charges related to the impairment and retirement of the Shankstars media game as part of its normal course of business pertaining to the Company’s (or the Topgolf operating segment’s) core operations, and therefore, the Company determined to exclude the impact of the adjustment from its calculation of non-GAAP net income.

Further, the Company believes that its calculation of non-GAAP net income supplements the Company’s GAAP results and provides the Company’s investors with a meaningful and comparable view of the Company’s operations and financial performance pertaining to its core business operations and revenue generating activities and also helps investors forecast the Company’s future performance.

2.

We note that your disclosure of non-GAAP net income and non-GAAP diluted EPS includes an adjustment for the amortization and depreciation of acquired intangible assets and purchase accounting adjustments. Please provide us details as to the nature and amount of each of these adjustments and explain to us why you believe they are appropriate non-GAAP adjustments. Also, please tell us about the nature of the $12.3m total reorganization costs in the Topgolf and Active Lifestyle segments that is included in the “Non-Recurring Items” adjustment. In this regard, please tell us why you do not believe these costs are normal operating costs of your business. Additionally, this comment applies to the earnings release on Form 8-K furnished February 13, 2024 which reflects these adjustments to your non-GAAP operating income (loss), net income and diluted EPS as shown in the reconciliation on page 14 of that earnings release.

Response: We respectfully acknowledge the Staff’s comment.

With respect to the amortization and depreciation for acquired intangible assets and purchase accounting adjustments, the Company believes it is appropriate to exclude such items from its calculation of non-GAAP net income for the reasons set forth below. The adjustment for amortization and depreciation that the Company excludes to arrive at its non-GAAP financial measures relate to all acquired intangible assets, including patents, customer and distributor relationships, distribution rights and developed technology, as well as purchase accounting adjustments, which represent the difference between the fair value of the assets acquired and liabilities assumed and their respective carrying values that have been recorded in connection with historical business combinations, namely the Company’s merger with Topgolf and its acquisitions of Jack Wolfskin, TravisMathew and OGIO. Historically, purchase accounting adjustments included fair value adjustments to property, plant & equipment (“PP&E”), inventory, and debt obligations, as well as adjustments to lease obligations assumed based on market rates at the time of the acquisition.

For the twelve months ended December 31, 2023, the Company excluded $19.4 million of after-tax amortization and depreciation expense related to acquired intangible assets and purchase accounting adjustments in its calculation of non-GAAP net income, which increased its non-GAAP diluted earnings per share by $0.10. The $19.4 million consisted of (i) $5.4 million for the amortization of customer and distributor relationships associated

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with the acquisitions of Jack Wolfskin and TravisMathew, in addition to reacquired distribution rights in the Korea apparel market, and (ii) $5.4 million related to the amortization of customer relationships and acquired developed technology, $7.8 million related to the depreciation of the purchase accounting adjustment to step-up acquired PP&E to its fair value, and $0.8 million related to the amortization of purchase accounting adjustments associated with leases and debt assumed, all in connection with the merger with Topgolf.

For the twelve months ended December 31, 2022, the Company excluded $21.8 million of after-tax amortization and depreciation expense related to acquired intangible assets and purchase accounting adjustments in its calculation of non-GAAP net income, which increased our non-GAAP diluted earnings per share by $0.11. The $21.8 million consisted of (i) $5.4 million for the amortization of customer and distributor relationships associated with the acquisitions of Jack Wolfskin, TravisMathew and OGIO, in addition to reacquired distribution rights in the Korea apparel market, and (ii) $6.1 million related to the amortization of customer relationships and acquired developed technology, $7.2 million related to the depreciation of the purchase accounting adjustment to step-up acquired PP&E to its fair value, and $3.1 million related to the amortization of purchase accounting adjustments associated with leases and debt assumed, all in connection with the merger with Topgolf.

The Company believes it is appropriate to exclude the items described above from its calculation of non-GAAP net income as they are non-cash expenses specifically associated with the Company’s historical business combinations rather than its revenue generating activities, and because these items do not represent normal cash operating expenses necessary to operate the Company’s business and evaluate its operating performance.

Additionally, while the Company has excluded amortization and depreciation of acquired intangible assets in its calculation of non-GAAP net income as discussed above, the Company’s revenue and operating costs associated with these acquired companies is reflected in its non-GAAP net income calculations, as well as the acquired assets that contribute to revenue generation. In future filings, beginning with the Company’s second quarter 2024 Form 10-Q and the associated earnings release to be furnished on Form 8-K, the Company undertakes that it will include a statement describing what is included in the amortization and depreciation and purchase accounting adjustments, as well as noting that the Company is including revenue from the acquired businesses in its non-GAAP metrics.

With respect to the adjustment relating to $12.3 million in total reorganization costs, the Company also believes that excluding such items to arrive at its calculation of non-GAAP net income is appropriate because the costs were unique and non-recurring in nature and not normal, recurring cash operating expenses necessary to operate the Company’s business. In 2023, the Company initiated a comprehensive efficiency and cost-reduction restructuring initiative in its Active Lifestyle and Topgolf segments (the “Restructuring”) to align those organizations with our business needs in the post-COVID environment. In the Topgolf segment, the Restructuring largely consisted of a reduction in headcount and optimizing non-core businesses. In the Active Lifestyle segment, the Company, among other things, replaced certain leadership positions, restructured its IT organization specific to Jack Wolfskin to use shared IT resources with the Company’s other businesses, reduced headcount and closed the Company’s North American Jack Wolfskin office. In the first quarter of 2024, after substantially completing the initial steps in the Restructuring, the newly installed Jack Wolfskin leadership determined that additional steps would be needed in the Restructuring, which are expected to include, among other things, additional reductions in headcount and closure of additional locations. Accordingly, the Company expects that it will continue to incur costs related to the Restructuring throughout the remainder of 2024. The Restructuring charges the Company has incurred through March 31, 2024 were primarily employee severance and relocation benefits (approximately $11.8 million), legal expenses and professional fees (approximately $0.1 million) and charges associated with early lease termination charges (approximately $0.4 million).

These actions that the Company has taken, and expects to take throughout the remainder of 2024, as part of the Restructuring are not within the Company’s normal course of business. While the Company has evolved in recent years through business combinations, the costs incurred, breadth of personnel changes enacted and the closure of an office in the Restructuring were unusual relative to the past several years of the Company’s operations. Upon completion of the full Restructuring later this year, the Company does not expect these costs to be reflective of its future ongoing operations. Accordingly, the Company believes that excluding these non-recurring expenses in its non-GAAP net income and non-GAAP diluted EPS is consistent with Regulation G, Item 10(e) of Regulation S-K and Question 100.01 and provides useful information to its investors to analyze the Company’s financial performance

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based on normal, recurring expenses incurred in the normal course of business. Furthermore, excluding these charges supplements the Company’s GAAP operating results and enhances the comparability of the Company’s operating results period over period and helps highlight trends in the underlying performance of the Company’s business as required by Item 303 of Regulation S-K when such trends are material.

Notes to the Financial Statements

Note 13. Commitments and Contingencies

Legal Matters, page F-41

3.

We note your disclosure that you are unable to estimate the ultimate aggregate amount of monetary loss, amounts covered by insurance, or the financial impact that will result from such matters. Please revise future filings as applicable to disclose the nature of any material contingency where accrual is not made for the loss contingency or exposure exists in excess of the amount accrued. Alternatively, you may disclose if true that you do not believe that matters currently pending against the Company will have a material adverse effect on your consolidated business, financial condition, cash flows, or results of operations. See guidance in ASC 450-20-50-3.

Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that, in future filings, the Company undertakes that it will disclose the nature of any material contingency where an accrual is not made for the loss contingency or where exposure exists in excess of the amount accrued, or, in the event the Company does not believe that any currently pending matters against the Company will have a material adverse effect on its consolidated business, financial condition, cash flows, or results of operations, the Company will disclose as such. Additionally, we note that, in Note 12 to the Company’s condensed consolidated financial statements included in its Form 10-Q filed on May 8, 2024, the Company disclosed that it did not believe that the matters currently pending against it will have a material adverse effect on its business, or its condensed consolidated results of operations, cash flows or financial position.

Form 8-K furnished February 13, 2024

Exhibit 99.1 Earnings Release, page 2

4.

We note that your table of non-GAAP results on page 2, as well as your non-GAAP reconciliations on page 14, appear to present a full non-GAAP income statement. Please revise future filings to avoid giving non-GAAP measures undue prominence by presenting a full non-GAAP income statement. See guidance in Question 102.10(c) of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. In future filings, beginning with the Company’s earnings release for the second quarter to be furnished on Form 8-K, the Company undertakes that it will not use its current presentation of non-GAAP results, will avoid giving non-GAAP measures undue prominence and will only present the line items that are affected. As an example, please see the attached revised table of non-GAAP results for the three and twelve months ended December 31, 2023 and 2022, attached hereto as Exhibit A, as well as the related reconciliations to GAAP, other than with respect to Adjusted EBITDA. For Adjusted EBITDA, the Company will continue to present a reconciliation consistent with the reconciliation provided on pg. 15 of the Company’s earnings release furnished on February 13, 2024.

5.

We note from your reconciliation of Free Cash Flow on page 15, that your definition of Free Cash Flow includes an adjustment to add proceeds from financing arrangements and government grants. Please provide us more information on the nature of this adjustment and why you believe it is appropriate to include in your Free Cash Flow measure. Please note that your measure does not represent the typically calculated Free Cash Flow measure and should be renamed accordingly. See Question 102.07 of the SEC Staff’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Also, please explain to us more clearly, the nature of the amounts included in “growth capital expenditures,” how those amounts differ from the capital expenditures included in the FCF measure, and how management uses the measure of embedded cash flow.

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Response: We respectfully acknowledge the Staff’s comment. As a preliminary matter, to better understand the Company’s cash flows, the Company believes it is useful to view its capital expenditures on a net basis, after adjusting for amounts paid or reimbursed by third-party partners and government grants in the construction of new venues or stores. The Company also segregates capital expenditures into growth capital expenditures and non-growth capital expenditures, depending on the nature of the expense. The Company uses capital expenditures on a net basis to calculate Free Cash Flow and growth and non-growth capital expenditures to calculate Embedded Cash Flow, as further discussed below.

As stated in its earnings release, the Company defines Free Cash Flow, a non-GAAP financial measure, as cash flows from operating activities less capital expenditures, net of proceeds from venue financing and government grants when applicable, both of which are discussed in further detail below. The Company believes Free Cash Flow is an important supplemental liquidity measure of the cash that is available after capital expenditures that were funded by the Company for operational expenses and investment in its business. The Company recognizes that this definition does not represent the typically calculated Free Cash Flow measure, and therefore, the Company will revise the title of this measure to “Adjusted Free Cash Flow” in its future filings.

Venue Reimbursements:

Historically, the Company has financed the construction of its Topgolf venue facilities through third-party developers or real estate investment companies. In these cases, while the Company is required to fund a portion of venue development costs, the Company’s third-party partner will purchase or lease the land and fund a majority (generally 75%) of venue development costs during and after construction, which significantly reduces the Company’s required capital outlay. However, the Company’s capital expenditures, calculated in accordance with GAAP, reflect the full cost of constructing the Topgolf venue, including the amounts ultimately reimbursed by third-party partners. For example, in fiscal year 2023, of the Company’s total capital expenditures of $482.0 million, the Company received reimbursements of $274.3 million from third-party partners. The Company believes that adjusting free cash flows by the amount it receives from third-party partners to fund these capital expenditures results in an Adjusted Free Cash Flow calculation that more accurately reflects the true cash available to the Company to repay debt and reinvest in the business.

Government Grants:

In fiscal year 2023, the Company received a non-recurring, non-refundable government grant of $3.0 million to use towards the purchase of certain capital expenditures associated with the development of a Topgolf venue facility (similar to the venue reimbursements received from the Company’s third-party partners described above). As the government grant represents a reduction in the funds that the Company incurred towards the construction of this facility, the Company believes it was appropriate to offset capital expenditures by this amount, which results in a more accurate Adjusted Free Cash Flow calculation.

Growth Capital Expenditures and Embedded Cash Flow:

As stated in the earnings release, the Company defines growth capital expenditures as Company funded capital expenditures related to the opening of additional Topgolf venues, or the expansion and opening of new stores related to the Company’s TravisMathew and Jack Wolfskin brands, net of reimbursements from third parties as discussed above. Non-growth capital expenditures are those which are required to support and maintain the business as currently conducted.

In calculating Embedded Cash Flow, the Company starts with cash flows from operating activities in accordance with GAAP and subtracts non-growth capital expenditures. Embedded Cash Flow represents the cash flow of the business as currently conducted assuming no further growth capital expenditures for future venues or retail stores.

The Company calculates Adjusted Free Cash Flow by deducting all capital expenditures (growth and non-growth), on a net basis, from cash flows from operating activities. Thus, the difference between Embedded Cash Flow and Adjusted Free Cash Flow is that growth capital expenditures are deducted from Adjusted Free Cash Flow, but not Embedded Cash Flow.

The Company uses Embedded Cash Flow for valuation purposes and to evaluate and plan for future investments in the business. The Company also believes that providing both Embedded Cash Flow and Adjusted Free Cash Flow is helpful for investors. The Embedded Cash Flow enhances investors’ understanding of the cash generation ability of the business as currently conducted and allows them to separately evaluate whether the Company is making good investments with its growth capital expenditures.

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Embedded Cash Flow is also useful to investors as growth capital expenditures tend to fluctuate significantly from year to year based on the timing of reimbursements and the number and timing of new venues and retail locations, which can significantly skew the year-over-year comparisons. For example, growth capital expenditures in fiscal year 2023 totaled $61.2 million compared to $202.6 million in 2022, a $141.4 million difference. On the other hand, non-growth capital expenditures have significantly less variability. For example, non-growth capital expenditures in fiscal year 2023 were $143.5 million compared to $154.0 million in 2022, a $10.5 million difference. By using Embedded Cash Flow to supplement the Adjusted Free Cash Flow information, a further view of cash flow trends is presented.

If the Company presents Embedded Cash Flow in its future filings or earnings releases, the Company undertakes that it will revise the definition to be as follows: “The Company defines Embedded Cash Flow as cash flows from operating activities, less non-growth capital expenditures.” In addition, in such future filings, the Company undertakes that it will present a reconciliation for Embedded Cash Flow to cash flows from operating activities separate from the reconciliation for Adjusted Free Cash Flow. An example of these revised reconciliations for the years ended December 31, 2023 and 2022 are attached hereto as Exhibit B.

Please contact the undersigned at (760) 930-5891 or Heather McAllister, Senior Vice President, General Counsel & Corporate Secretary, at (760) 804-4368 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas
Senior Vice President, Chief Accounting Officer

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Exhibit A

NON-GAAP RESULTS

(in millions, except percentages and per share data)	Three Months Ended December 31,					Twelve Months Ended December 31,
	2023	2022	$ Change	% Change	Constant Currency vs. 2022	2023	2022	$ Change	% Change	Constant Currency vs. 2022
Net revenues	$897.1	$851.3	$45.8	5.4%	4.8%	$4,284.8	$3,995.7	$289.1	7.2%	7.9%
Non-GAAP Income (loss) from operations	$(6.6)	$(24.9)	$18.3	(73.5)%	(64.4)%	$300.1	$297.3	$2.8	0.9%	6.5%
Non-GAAP Net income (loss)	$(56.2)	$(50.8)	$(5.4)	10.6%		$93.0	$158.2	$(65.2)	(41.2)%
Non-GAAP Earnings (loss) per share - diluted	$(0.30)	$(0.27)	$(0.03)	11.1%		$0.49	$0.82	$(0.33)	(40.2)%
Non-GAAP Adjusted EBITDA	$69.8	$36.6	$33.2	90.7%	84.5%	$596.6	$558.1	$38.5	6.9%	9.8%

NON-GAAP RECONCILIATION

	Three Months Ended December 31,
	2023					2022
	GAAP	Non-Cash Amortization and Depreciation(1)	Non-Recurring Items(2)	Tax Valuation Allowance(3)	Non- GAAP	GAAP	Non-Cash Amortization and Depreciation(1)	Non- Recurring Items(4)	Tax Valuation Allowance(3)	Non- GAAP
Loss from operations	$(32.6)	$(4.9)	$(21.1)	$—	$(6.6)	$(34.7)	$(6.7)	$(3.1)	$—	$(24.9)
Net loss	$(77.1)	$(3.7)	$(16.1)	$(1.1)	$(56.2)	$(72.7)	$(5.8)	$(2.5)	$(13.6)	$(50.8)
Loss per share - diluted	$(0.42)	$(0.02)	$(0.09)	$(0.01)	$(0.30)	$(0.39)	$(0.03)	$(0.01)	$(0.08)	$(0.27)

(1)	Includes amortization and depreciation of acquired intangible assets and purchase accounting adjustments related to acquisitions.
(2)

Primarily includes $12.7 million of total charges related to the impairment and abandonment of the Shankstars media game in the Topgolf segment, $6.5 million of total reorganization costs in the Topgolf and Active Lifestyle segments, and $0.9 million in IT costs related to a cybersecurity incident.

(3)	Release of tax valuation allowances recorded in connection with the merger with Topgolf.
(4)	Primarily includes $2.4 million of IT integration and implementation costs primarily related to the Topgolf merger, and $0.9 million of reorganization expenses at Topgolf.

	Twelve months ended December 31,
	2023					2022
	GAAP	Non-Cash Amortization and Depreciation(1)	Non-Recurring Items(2)	Tax Valuation Allowance(3)	Non- GAAP	GAAP	Non-Cash Amortization and Depreciation(1)	Non-Recurring Items(4)	Tax Valuation Allowance(3)	Non- GAAP
Income (loss) from operations	$237.7	$(24.9)	$(37.5)	$—	$300.1	$256.8	$(25.0)	$(15.5)	$—	$297.3
Net income (loss)	$95.0	$(19.4)	$(36.9)	$58.3	$93.0	$157.9	$(21.8)	$(12.9)	$34.4	$158.2
Earnings (loss) per share - diluted(5)	$0.50	$(0.10)	$(0.18)	$0.29	$0.49	$0.82	$(0.11)	$(0.06)	$0.17	$0.82

(1)	Includes amortization and depreciation of acquired intangible assets and purchase accounting adjustments related to acquisitions.
(2)

Primarily includes $12.7 million in total charges related to the impairment and abandonment of the Shankstars media game in the Topgolf segment, $12.3 million of total reorganization costs in the Topgolf and Active Lifestyle segments, $13.7 million in total charges related to our 2023 debt modification, $4.2 million in IT integration and implementation costs primarily related to the Topgolf merger, and $2.4 million in costs related to a cybersecurity incident.

(3)	Related to the release of tax valuation allowances recorded in connection with the merger with Topgolf.
(4)

Primarily includes $5.7 million in non-cash asset write-downs related to the suspension of our Jack Wolfskin retail operations in Russia and the closure of a pre-merger Topgolf concept location, $5.9 million in IT integration and implementation costs primarily related to the Topgolf merger, and $3.6 million in legal and credit agency fees related to a postponed debt refinancing, and $0.9 million for reorganization expenses.

(5)

Diluted earnings per share calculated using the if-converted method, which excludes periodic interest expense related to the 2020 convertible notes from the calculation of net income for the purpose of calculating diluted earnings per share.

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EXHIBIT B

Reconciliation of Consolidated Adjusted Free Cash Flow	Twelve Months Ended December 31, 2023
	2023	2022
GAAP cash flows from operating activities(1)	$364.7	$(35.1)
Less: capital expenditures(1)	(482.0)	(532.3)
Add: proceeds from financing arrangements & government grants(1)	277.3	175.7

Consolidated Adjusted Free Cash Flow	$160.0	$(391.7)

(1)	Source: Consolidated statement of cash flows within the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Reconciliation of Consolidated Embedded Cash Flow	Twelve Months Ended December 31, 2023
	2023	2022
GAAP cash flows from operating activities(1)	$364.7	$(35.1)
Less: Non-growth capital expenditures	(143.5)	(154.0)

Consolidated Embedded Cash Flow(2)	$221.2	$(189.1)

(1)	Source: Consolidated statement of cash flows within the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023
(2)	See additional information and disclosures for definitions of Growth Capital Expenditures and Embedded Cash Flows.

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